Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Third Quarter 2014 Financial Results

SHENZHEN, China, Nov 26, 2014 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Financial Highlights

For the quarter ended September 30, 2014:

•	Same store sales increased by 8.1% compared to the third quarter of 2013

•	Revenue increased by 8.1% to RMB738.3 million (US$120.3 million) compared to RMB683.2 million in the third quarter of 2013

•	Net loss was RMB13.1 million (US$2.1 million) compared to net loss of RMB4.7 million in the third quarter of 2013

Mr. Fuxiang Zhang, Chief Executive Officer of China Nepstar, commented. "We are pleased by the continuous momentum in same store sales. Our promotional campaigns for pharmaceutical products are driving growth in sales as well as average transaction value. Moreover, our store optimization strategy has created a network of stores with steadily increasing sales, enabling us to expand top line sales at a consistent pace. Our next goal will be improving gross profit.”

Third Quarter Results

During the third quarter of 2014, the Company opened 48 new stores and closed 48 stores. As of September 30, 2014, the Company had a total of 2,048 directly operated stores.

Revenue for the third quarter of 2014 increased by 8.1% to RMB738.3 million (US$120.3million) from RMB683.2 million for the same period in 2013. Same store sales (for the 1,847 stores opened before December 31, 2012 and which were operating as of September 30, 2014) for the third quarter of 2014 increased by 8.1% compared to the same period in 2013. The increase in revenue and same store sales was primarily due to in-store promotional initiatives and marketing efforts for pharmaceutical products.

Third quarter revenue contribution by product category was 22.7% from prescription drugs (23.1% for the same period in 2013); 38.7% from over-the-counter ("OTC") drugs (38.2% for the same period in 2013); 13.6% from nutritional supplements (15.0% for the same period in 2013); 4.0% from herbal products (3.9% for the same period in 2013); and 21.0% from convenience and other products (19.8% for the same period in 2013).

Third quarter gross profit was RMB298.3 million (US$48.6 million) compared to RMB289.6 million in the same period of 2013. Gross margin in the third quarter of 2014 was 40.4%, compared with 42.4% in the same period of 2013. The decrease in gross margin was mainly the result of implementing product promotion initiatives.

The Company's portfolio of private label products expanded to 2,146 types of products as of September 30, 2014. Sales of private label products represented approximately 16.8% of the revenue and 24.5% of the gross profit for the third quarter of 2014.

Sales, marketing and other operating expenses as a percentage of revenue decreased slightly to 37.9% for the third quarter of 2014 from 38.3% for the same period of 2013, although the absolute value of sales, marketing and other operating expenses increased a little for the third quarter of 2014.

General and administrative expenses as a percentage of revenue were 4.1% for the third quarter of 2014 compared to 5.2% for the same period of 2013. This decrease was mainly due to a penalty charge of RMB5.7 million imposed by the Price Bureau of Yuexiu District in Guangzhou City of Guangdong Province on our subsidiary, Guangzhou Nepstar Chain Co., Ltd. for noncompliance with certain pricing guidelines for the third quarter of 2013. The Company’s efforts to streamline managerial personnel also contributed to the decrease.

Loss from operations in the third quarter of 2014 was RMB13.1 million (US$2.1 million) compared with loss from operations of RMB8.5 million in the same period of 2013. This increase was mainly due to the increase in cost of goods sold, which outpaced increases in revenue and sales, marketing and other operating expenses.

Interest income for the third quarter of 2014 was RMB1.5 million (US$0.2 million), compared with RMB3.9 million for the same period of 2013.

The Company recorded a one-time gain from the disposal of subsidiaries of RMB3.0 million (US$0.5 million) in the third quarter of 2014, due to completion of the transfer of 100% ownership in the Company’s subsidiary, Weifang Nepstar Pharmaceutical Co., Ltd., to an independent third party.

The Company's income tax expense was RMB4.5 million (US$0.7 million) for the third quarter of 2014, compared with RMB3.1 million for the same period in 2013. Loss before income tax expense for the third quarter of 2014 was RMB8.7 million (US$1.4 million) compared to RMB1.6 million for the same period in 2013. The effective tax rate for the third quarter of 2014 was negative 51.6%, compared to negative 196.6% for the same period in 2013. This difference in effective income tax rate was primarily attributable to higher operating losses from certain of our loss-making subsidiaries in the third quarter of 2014, for which full valuation allowances were made on their deferred tax assets.

Net loss for the third quarter of 2014 was RMB13.1 million (US$2.1 million), or RMB0.13 (US$0.02) basic and diluted loss per ADS, compared to net loss of RMB 4.7 million, or RMB0.05 basic and diluted loss per ADS for the third quarter of 2013. As of September 30, 2014, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the third quarter of 2014, net cash outflow generated from operating activities were RMB1.2 million (US$0.2 million), compared to net cash inflow of RMB10.6 million for the same period in 2013. This difference is primarily due to greater operating losses incurred during the third quarter of 2014 compared to the same period in 2013.

As of September 30, 2014, the Company's total cash, cash equivalents, short-term and long-term bank deposits and restricted cash were RMB288.3 million (US$47.0 million) and its shareholders' equity was RMB798.2 million (US$130.0 million), compared with total cash, cash equivalents, bank deposits and restricted cash of RMB622.8 million and shareholders' equity of RMB845.5 million as of December 31, 2013. The decrease in the Company’s total cash, cash equivalents, short-term and long-term bank deposits and restricted cash was primarily due to the payment of a cash dividend of approximately RMB191.2 million (US$31.6 million) to shareholders in January 2014 and the net cash outflow of RMB102.8 million (US$16.8 million) from operating activities for the nine months ended September 30, 2014.

Business Outlook

“As we head into the fourth quarter during which we usually perform well, we anticipate continued growth in the sales of both pharmaceuticals and nutritional products, enabling the improvement of gross profit,” commented Mr. Zhang. “Looking ahead, China is gradually trending towards deregulation on pharmaceutical pricing after several years of vigorous implementation of stringent price controls. We believe this trend will be favorable for the healthcare retail sector in general, and we plan to capitalize on opportunities to realign pricing with the growing cost of goods.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Wednesday, November 26, 2014 at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through December 4, 2014 at 11:59 p.m. Eastern Standard Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13594785.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of September 30, 2014, the Company had 2,048 directly operated stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.1380 on September 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

npd@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	September 30,
	2013	2014	2014
	RMB	RMB	USD

Revenue	683,156	738,334	120,289
Cost of goods sold	(393,519)	(440,022)	(71,688)
Gross profit	289,637	298,312	48,601
Sales, marketing and other operating expenses	(261,485)	(279,496)	(45,535)
General and administrative expenses	(35,565)	(30,173)	(4,916)
Impairment losses	(1,047)	(1,740)	(283)
Loss from operations	(8,460)	(13,097)	(2,133)
Interest income	3,891	1,487	242
Dividend income from cost method investments	2,999	-	-
Gain from disposal of subsidiaries	-	2,956	482
Loss before income tax expense	(1,570)	(8,654)	(1,409)
Income tax expense	(3,087)	(4,467)	(728)
Net loss	(4,657)	(13,121)	(2,137)

Basic losses per ordinary share	(0.024)	(0.066)	(0.011)
Basic losses per ADS	(0.047)	(0.132)	(0.022)
Diluted losses per ordinary share	(0.024)	(0.066)	(0.011)
Diluted losses per ADS	(0.047)	(0.132)	(0.022)

Net loss	(4,657)	(13,121)	(2,137)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(84)	(10)	(2)
Comprehensive loss	(4,741)	(13,131)	(2,139)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	361,146	183,469	29,891
Short-term bank time deposits	184,440	67,256	10,957
Restricted cash	37,000	37,555	6,118
Accounts receivable, net of allowance for doubtful accounts	131,984	119,621	19,489
Bills receivable	-	703	115
Amounts due from related parties	379	2,986	486
Prepaid expenses, deposits and other current assets	169,210	232,781	37,925
Inventories	551,783	592,706	96,563
Deferred tax assets	6,330	4,835	788
Total current assets	1,442,272	1,241,912	202,332

Non-current assets
Long-term bank time deposits	40,256	-	-
Property and equipment, net	123,183	132,135	21,527
Rental deposits	41,946	43,174	7,034
Cost method investments	12,638	12,638	2,059
Intangible assets, net	2,509	2,509	409
Goodwill	51,819	51,819	8,442
Deferred tax assets	11,723	17,903	2,917
Accrued interest income	769	-	-
Total non-current assets	284,843	260,178	42,388
Total assets	1,727,115	1,502,090	244,720

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	403,558	433,078	70,557
Bills payable	4,334	1,734	283
Amounts due to related parties	29,247	24,196	3,942
Accrued expenses and other payables	123,065	121,100	19,730
Income tax payable	34,567	22,083	3,598
Dividend payable	191,246	-	-
Deferred income	22,477	34,222	5,575
Total current liabilities	808,494	636,413	103,685

Non-current liabilities
Deferred income	17,391	15,746	2,565
Deferred tax liabilities	16,541	11,001	1,792
Other non-current liabilities	39,163	40,755	6,640
Total non-current liabilities	73,095	67,502	10,997
Total liabilities	881,589	703,915	114,682

Shareholders’ equity
Share capital	158	158	26
Additional paid-in capital	640,341	640,341	104,324
Accumulated other comprehensive loss	(41,623)	(41,769)	(6,805)
Retained earnings	246,650	199,445	32,493
Total shareholders’ equity	845,526	798,175	130,038
Total liabilities and shareholders' equity	1,727,115	1,502,090	244,720